March 12, 2009

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc.—Comment Letter dated March 2, 2009

Dear Mr. Owings:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated March 2, 2009. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Form 10-K for the fiscal year ended December 31, 2007

Goodwill, page 27

1.	We note your response to comment three in our letter dated December 29, 2008. You indicate that a discounted cash flow approach is the most meaningful methodology for Sonic to utilize as it allows you to better define assumptions during periods of economic uncertainty. Please explain to us how periods of economic uncertainty allow you to better define your assumptions. In this regard, a discounted cash flow approach is dependent on numerous subjective factors including estimates of forecasted revenues, appropriate discount rates and several other variables. Explain to us how abandoning other prior used methodologies and relying on a single methodology will result in a measure that better represent fair value. Please be detailed in your response.

We utilized both a discounted cash flow and an earnings multiple approach when performing our impairment analysis for the year ended December 31, 2007. In early 2008, as part of our process of evaluating whether past practices continue to be appropriate, we evaluated our historical approach to determining fair value and considered a number of different valuation methodologies to determine which would be appropriate for future goodwill impairment tests. The methodologies we considered included the following:

Comparable Companies’ Multiples (CCM) or Earnings Multiple Method—The CCM or earnings multiple method analogizes recently completed transactions to the valuation being performed. Typical multiples, compared to the purchase price of executed transactions, include a variety of ratios such as EBIT, EBITDA, pre-tax earnings and after-tax earnings. We concluded this method was not the most reliable because there are no comparable multiples available for the sale of an entity of Sonic’s scale in the automotive retail industry. Even though multiples for Sonic’s publicly-traded peer group can be calculated using quoted market prices we believe this approach was not the most reliable because the differences in reporting discontinued operations can skew earnings-

based multiples (which for our peer group are typically based on earnings from continuing operations). For instance, some companies in the peer group include dealership dispositions in discontinued operations only if they are exiting an entire market while others include all stores being marketed for sale in discontinued operations. Also, differences in real estate financing strategies (lease financing vs mortgage financing) can skew EBIT/EBITDA multiples.

Although this was one of the valuation methods we had used in 2007, we determined in early 2008 that we should no longer rely on the information produced by this model. We eliminated the multiples approach for the following reasons:

•

The earnings multiple approach only measures the value of Sonic’s equity component. This ignores the capital provided by debt investors which is an important characteristic of Sonic’s capital structure. In contrast, the DCF and market capitalization approaches both measure the overall enterprise value of an entity which is more consistent with our capital structure.

•

The peer group multiples used for comparison in the multiples approach are limited to historical performance and thus reflect the market’s prior assessments based on conditions in prior periods. The DCF method is based on forward-looking projections that incorporate current trends and market expectations. The DCF method allows us to better reflect the market’s most current trends and expectations. During a period of economic stability, using history to predict the future is reasonable and appropriate. But during periods of economic uncertainty and significant volatility, the multiples approach is not the best predictor of future performance.

•

Utilizing the peer group multiples requires us to make assumptions regarding the components of the earnings of those companies (i.e., understanding various charges, reserve levels, unusual gains/losses, etc.) to ensure that the multiples are actually comparable. This introduces significant subjectivity. Thus, the earnings multiples approach is no more objective than the DCF model. In fact, because we have more complete information about our business, we believe the assumptions we use in the DCF method are more robust than the assumptions we would use to adjust the peer group multiples.

Net Asset Value (NAV) Method—The NAV method estimates the value of an entity based on estimates of individual assets or asset groups within an entity. This method is useful in valuing entities whose tangible assets are the primary source of generating earnings. Because Sonic derives the majority of its value from its ability to generate cash flows through sales activities (not through the use of tangible productive assets), the NAV would not be a proper method to utilize in valuing Sonic.

Market Price (MP) or Market Capitalization Method—The MP method uses historical average market price quotations on major stock exchanges to estimate the value of an entity. We concluded that utilizing solely the MP method is not the best indicator of value for Sonic because (1) there is a control premium that is not currently factored into the market price, (2) concerns over Sonic’s ability to repay/refinance debt maturing in the near future (which would be less of a factor in any sale transaction scenario) would decrease the current market price of its Class A common stock and debt securities but may not have any impact on the negotiated price in an actual sale transaction, and (3) there may be significant non-public information at any point in time which, when made known, could affect the market price of Sonic’s securities.

While we relied primarily on the DCF method in our interim and year-end 2008 impairment analysis, we did not ignore the information provided by the market price of Sonic’s stock. After completing our DCF valuation at both our interim and year-end testing dates, we compared those results to our market capitalization to ensure that our DCF model was reasonable. In performing this comparison we considered the factors which we believed were contributing to a lower than expected market capitalization. At the interim testing date, our reconciliation was more qualitative than quantitative. Based on guidance from Staff speeches and other sources over the course of the fourth quarter 2008, we quantified those factors during our annual impairment test performed at December 31, 2008.

Discounted Cash Flows (DCF) Method—The DCF method derives a value based on the future residual cash flows available to the providers of capital (debt and equity holders). The DCF method utilizes various assumptions including weighted average cost of capital (WACC), a projected residual growth rate, the effective tax rate and estimates of working capital and capital expenditure investment requirements. Sonic uses this method when valuing potential dealership acquisition targets and thus believes it is a very useful and reliable tool for estimating the fair value of an automotive dealership business such as Sonic.

We also believe it is the approach that our competitors use in their dealership acquisition and disposition analysis. In addition, we believe the use of a DCF model with a comparison to market capitalization as a test of reasonableness is similar to the approach used by our peer group in performing their impairment tests.

We concluded the DCF method is the most reliable method to use to value Sonic as the inherent value of our business is in its ability to generate cash through the sales and service of new and used vehicles. We also believe this is the method that most market participants would use to determine the appropriate price to pay to acquire Sonic. We acknowledge that paragraph 23 of SFAS 142 indicates that “quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.” However, paragraph 23 of SFAS No. 142 also notes that “… the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.” In addition, paragraph 24 of SFAS No. 142 acknowledges that “a present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit).”

While we determined that we should no longer use an earnings multiple approach to valuing our business, we did not ignore the market price of our publicly-traded securities in our analysis. When performing our interim impairment test in the third quarter of 2008, we considered the broad factors which would cause Sonic’s quoted market value to deviate from the results obtained by using the DCF approach. These factors were outlined in our response letter dated February 2, 2009.

Based on comments from the Staff and others over the course of the fourth quarter 2008 regarding the approach to evaluating goodwill impairment, we expanded our qualitative analysis to quantify these differences when comparing market capitalization to the results from other valuation methodologies. In performing our annual test for the year ended December 31, 2008, we reconciled the difference between our DCF model and our market capitalization (after adjusting for control premium/cost synergies and non-public information) as follows (in millions):

Unadjusted market capitalization (debt and equity)	$523.0
Control premium/cost synergies	233.0
Non-public information	192.6

Adjusted market capitalization	$948.6

Enterprise value per DCF valuation	$950.0

2.	Please refer to comment three in our letter dated December 29, 2008. We note you will provide a sensitivity analysis quantifying the expected change in fair value that would result from changing key assumptions in your model for valuing goodwill however, please also expand your disclosures to indicate, as stated in your response, that you no longer utilize the earnings multiple approach utilized in 2007 and the impact of that change. Further, please disclose the impact of any changes in assumptions used from 2007 to 2008 in your discounted cash flow approach. Show us what your disclosures will look like revised.

We do not believe it is feasible to quantify the impact of discontinuing the use of the earnings multiple approach due to the following factors:

•

Both Sonic’s business (due to acquisitions, dispositions, operating changes, etc.) and the external environment have changed significantly since the 2007 test was performed. As a result it would be very difficult (if not impossible) and unreasonably resource intensive to isolate changes in our estimate of fair value which were caused by discontinuing a prior method vs changes in the estimate caused by our business and operating environment; and

•

We did not use a multiple approach when developing our estimate of fair value in 2008 so we cannot quantify the effect of not doing so other than by creating one after the fact as an artifice to show differences that we do not believe would be useful to readers of our financial statements.

Further, to your request to disclose the impact of changes in assumptions used in our DCF model from 2007 to 2008, we would point out that the beginning point of our DCF model is an earnings projection based on the dealerships included in our current continuing operations group. That group has changed significantly since the fair value model was last updated in 2007. Not giving effect to the changes in our continuing operations group would distort any disclosure provided to readers of the financial statements. Rather than disclosure trying to isolate the impact of individual assumption changes from one prior year to the next, forward looking disclosure that starts with the current year valuation and provides insight as to how that may change in the future appears to be most useful to readers of our financial statements. With that in mind, we have drafted the following disclosure for our 2008 Form 10K:

In completing step one of the impairment analyses as of December 31, 2008, we use a discounted cash flow (“DCF”) model to calculate our fair value. We also analyze our market capitalization along with potential adjustments to market capitalization such as control premium, cost synergies, non-public information, etc. The results of our DCF model are then compared to our adjusted market capitalization at that date to determine whether the DCF model provides an accurate measure of value for purposes of the impairment test. The results of the DCF model are then compared to our book value to determine whether an indicator of impairment exists. If the book value exceeds the value resulting from the DCF model, we are required to proceed to step 2 of the impairment analysis.

The significant assumptions used in our DCF model include projected earnings, weighted average cost of capital (and estimates in the weighted average cost of capital inputs) and residual growth rates. To the extent there are changes in one or more of these assumptions used in the DCF model that would result in lower valuation results, it could cause the carrying value of the reporting unit to exceed its fair value and thus require us to conduct the second step of the impairment test described above. For example, assuming all other factors remain the same, a 10% change in projected earnings would change the calculated fair value estimate as of December 31, 2008 by approximately $80.0 million. In the event the weighted average cost of capital changed 100 basis points, assuming all other factors remain the same, the calculated fair value estimate as of December 31, 2008 would change by approximately $40.0 million. Finally, if the residual growth estimate changed 100 basis points, assuming all other factors remain the same, the calculated fair value estimate as of December 31, 2008 would change by approximately $26.0 million.

3.	Please advise us of the key assumptions utilized in your interim impairment test and advise of any of the changes in assumptions made from 2007.

Following are the key assumptions used in our DCF model for our interim and year-end 2008 impairment test compared to those used in the DCF model in our 2007 impairment test:

	WACC	EBIT First 5-year Avg Growth Rate	Residual EBIT Growth Rate	Tax Rate
2007 Model	10.4%	3.5%	3.0%	38.0%
2008 Interim Model	9.5%	13.0%	3.0%	39.0%
2008 Year-End Model	17.1%	13.5%	0.0%	38.0%

Changes in the assumptions used in the impairment tests identified above were based on Sonic’s business model and significant changes in the operating environment that have occurred from period to period. The earnings before interest and taxes (EBIT) growth rate in the first five years changed significantly from the 2007 to the 2008 models primarily due to changes in the industry-wide seasonally adjusted annual rate (SAAR) of new vehicle sales. The 2007 model was completed in an operating environment where the industry-wide seasonally adjusted annual rate (SAAR) of new vehicle sales was significantly less volatile and had been averaging 16.2 million vehicles or higher over a period of several years. By contrast, the 2008 models were completed in a period that experienced a SAAR decline of 18% in 2008 with industry expectations of another 20%-30% decline in 2009. Most industry analysts at that time were expecting the SAAR to begin to recover in late 2010 and beyond. Our 2008 interim model assumed a SAAR of approximately 12 million new vehicle unit sales in 2009 and recovering over the subsequent five years to approximately 16.2 million units in year five. While we believe this is a fairly gradual increase over a five year period, due to the current depressed sales levels it does represent a higher percentage growth rate than you would expect to see in a more normal sales environment. Our 2008 year-end model assumed a 2009 SAAR of 10 million units and recovering over the subsequent five years to approximately 15.2 million units in year five. We made these adjustments in our year-end model based on the further deterioration of industry-wide new vehicle sales volume and the further declines in the SAAR outlook. We would also note that in performing our annual impairment test at December 31, 2008 that we reduced our residual EBIT growth rate to 0% based on an assumption that the SAAR would begin to stabilize by year five and not continue to grow significantly thereafter.

We determined the weighted average cost of capital to use in our DCF models by calculating Sonic’s cost of capital along with the cost of capital of the peer group. The weighted average cost of capital declined slightly between our 2007 model and our interim 2008 model primarily because the debt component (which carries a lower cost of capital than equity) of the capital structure at September 30, 2008 was somewhat higher than at December 31, 2007 and beta declined slightly between the two periods.

The weighted average cost of capital increased in our year-end 2008 test due primarily to the fact that the stock volatility (or beta) increased significantly over the fourth quarter (from 1.10 in our interim test to 2.40 in our year-end test) and the debt component of the capital structure declined. The change in beta has a significant impact on the overall cost of capital since it has a multiplier effect on the cost of equity. For instance, an increase of beta from 1.0 to 2.0 would double the cost of equity component of the weighted average cost of capital. The changes to our assumptions between our 2008 interim model and our 2008 year-end model were driven primarily by the rapid and significant deterioration in the operating environment over the course of the fourth quarter 2008 and into early 2009. During that time, the 2008 SAAR and estimates of the 2009 SAAR declined further, the domestic automotive manufacturers began more serious public discourse regarding their liquidity issues and the banking/credit environment continued to worsen.

Liquidity and Capital Resources, page 41

Cash Flows, page 47

4.	We note your response to comment five in our letter dated December 29, 2008. You indicate the significant increase in non-trade financing from 2006 to 2007 relates primarily to General Motor’s decision to divest itself of its controlling interest in General Motors Acceptance Corporation. Please specifically discuss the dollar impact that such reclassifications would have had on prior years cash flows in your 2008 Form 10-K.

We will include the following disclosure in our 2008 Form 10K:

Due to the presentation differences for changes in trade floor plan and non-trade floor plan in the statement of cash flows, decisions made by us to move dealership floor plan financing arrangements from one finance source to another (which may require the approval of the syndicate of captive finance companies and commercial banks) may cause significant variations in operating and financing cash flows without affecting our overall liquidity, working capital, or cash flow. During 2007, General Motors Corporation sold a controlling interest in its finance subsidiary, General Motors Acceptance Corporation (GMAC), resulting in our floor plan note payable balance with GMAC being presented as non-trade floor plan beginning in the year ended December 31, 2007 whereas previously it had been considered trade floor plan. Although the effect of this sale had no overall impact on our cash flows, cash from operating activities was negatively impacted as the balance of notes payable floor plan trade borrowings declined and the balance of notes payable floor plan non-trade, which affects cash flows from financing activities, increased. If our floorplan liabilities with GMAC had been considered non-trade floorplan in the years prior to 2007, our 2006 statement of cash flows would have changed as follows:

	As Reported	Effect of GMAC Change	Pro-Forma
Cash flows from operating activities	$(61,864)	$47,670	$(14,194)
Cash flows from investing activities	(117,960)	—	(117,960)
Cash flows from financing activities	184,954	(47,670)	137,284

Net increase in cash	$5,130	$—	$5,130

Future Liquidity Outlook, page 49

5.	We note your response to comment seven in our letter dated December 29, 2008. We re-issue the following portion of that comment: “[W]e note your indication that your best source of liquidity for future growth remains cash flows generated from operations combined with your available borrowings.” Please elaborate upon this statement to explain whether you expect these sources to continue to be available to you, keeping in mind the following:

•

The continuing effect that current credit market disruptions may have on your sales, as you discuss in your risk factor on page 17 and in your most recent Form 10-Q for the quarter ended September 30, 2008; and

•	The economic difficulties that the U.S. automotive manufacturers are currently experiencing.

Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them.” Please show us what your disclosure would look like revised.

Following is our draft disclosure for our 2008 Form 10-K:

We believe our best source of liquidity for future growth and debt service remains cash flows generated from operations combined with our availability of borrowings under our floor plan facilities (or any replacements thereof), our 2006 Credit Facility, selected dealership and other asset sales and our ability to raise funds in the capital markets, though it will be difficult to raise funds in the capital markets in the near-term. Continued uncertainties in the economic environment, the lack of availability of consumer credit, and uncertainty regarding the domestic automotive manufacturers will affect our ability to generate cash from operations as well as our ability to raise funds in the capital markets. We will attempt to mitigate the impact of declines in cash flow from operations by limiting acquisitions, increasing asset sales, reducing capital expenditures, reducing or eliminating share repurchases and suspending our dividend.

Due to the lack of liquidity in the public debt markets, Sonic has retained the services of a financial advisory firm to assist us in evaluating alternatives to address our upcoming debt maturities. We believe the ultimate resolution of these near-term debt maturities could result in higher interest rates and other terms less favorable to us than our existing debt instruments.

As to whether we expect these sources of liquidity to continue to be available to us, we are still analyzing our view of the availability of borrowings, our operating cash flows and other sources of liquidity. Our 2008 Form 10-K will reflect our current view of our sources of liquidity at the time the report is filed.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Annual Cash Compensation, page 10

6.	We note your response to comment 11 in our letter dated December 29, 2008. Please show us what your disclosure would look like revised.

The following is a draft of what Sonic’s disclosure in its next proxy statement would look like where describing at what level the performance criteria had been met for performance-based cash bonuses.

Performance-Based Cash Bonuses

During 2008, Messrs. Bruton Smith, Scott Smith and Cosper participated in the Sonic Automotive, Inc. Incentive Compensation Plan, which was amended and restated at last year’s annual meeting (the “Incentive Plan”). Compensation under the Incentive Plan is intended to provide highly-qualified executives and other key employees with an incentive to devote their best efforts to Sonic and enhance the value of Sonic for the benefit of stockholders. After consideration of management’s recommendations, in February 2008, the Compensation Committee established objective, performance-based goals and potential bonus award amounts for Messrs. Bruton Smith, Scott Smith and Cosper for the performance period beginning January 1, 2008 and ending December 31, 2008, with annual cash bonuses (if any) to be paid as soon as administratively practicable following the Compensation Committee’s determination of the extent to which the specified performance goals were achieved. The amount of potential performance-based cash bonus for these individuals was based on a percentage of their respective annual base salary at the time the performance criteria were established. The Compensation Committee established two categories of performance goals for each of the executive officers: defined earnings per share (“EPS”) levels and customer satisfaction performance for Sonic’s dealerships in specified major brands.

EPS was selected as the primary performance goal with the objective to closely align the executive officers’ cash bonuses with profitability delivered to Sonic’s stockholders during 2008. For purposes of the Incentive Plan performance goals in 2008, EPS was defined as (A) Sonic’s net income determined in accordance with U.S. generally accepted accounting principles (“GAAP”), adjusted to fix the income tax rate on discontinued operations at 30.0%, and excluding the effects of (i) any gain or loss recognized by Sonic on the disposition of dealerships (including asset or lease impairment charges related to a decision to sell a particular dealership), or (ii) the cumulative effect of any changes in GAAP during 2008, divided by (B) a diluted weighted average share count of 44,573,000 shares. The performance objectives established for defined EPS levels applicable to each of Messrs. Bruton Smith, Scott Smith and Cosper were established by the Compensation Committee on February 28, 2008 as follows: no bonus paid for performance below the minimum objective for defined EPS of $1.79; a bonus of 35% of annual base salary for achieving the minimum objective for defined EPS of $1.79; a bonus of 95% of annual base salary for achieving the target objective for defined EPS of $2.24; and a maximum bonus of 130% of annual base salary for achieving the maximum objective for defined EPS of $2.46. For performance achieved that fell between two defined objectives, the Compensation Committee determined that the bonus payable would equal a pro rata amount of the bonus level between the two applicable defined objectives. The bonus payable would not exceed 130% of annual base salary for performance achieved above the maximum objective. The target objective for defined EPS established by the Committee was selected to align closely with the mid-point of the range of Sonic’s publicly announced target for EPS from continuing operations for the 2008 calendar year as disclosed in the Company’s earnings release issued on February 26, 2008, giving effect to management’s internal forecast at such time for anticipated loss per share from discontinued operations for 2008, other anticipated relevant information, and fixing the share count at management’s forecast at such time for diluted weighted average share count for 2008. After establishing the target objective, the minimum objective for defined EPS was established at 80% of the target objective, and the maximum objective for defined EPS was established at 110% of the target objective. In establishing these bonus award amounts and performance goals, the Compensation Committee expressly reserved the right to reduce bonus awards in the event that the Compensation Committee determined that subjective or other factors warranted a reduction.

Customer satisfaction (“CSI”) performance in specified major brands was selected as the other performance goal in order to align the executive officers’ cash bonuses with two other important company goals: meeting the expectations of our dealership customers and meeting the expectations of our manufacturers. The CSI performance objective was based on the percentage of Sonic’s dealerships in specified major brands, as reported by the applicable manufacturer, which met or exceeded their applicable manufacturer’s objective CSI standard for approval of dealership acquisitions for the performance period ending as of December 31, 2008. Only dealerships owned by Sonic for the entire 2008 calendar year were to be included in determining achievement of the CSI performance goals. The performance objectives established for CSI performance applicable to each of Messrs. Bruton Smith, Scott Smith and Cosper were established by the Compensation Committee on February 28, 2008 as follows: no bonus paid for performance below the minimum objective of 65% of such dealerships achieving the requisite CSI performance; a bonus of 10% of annual base salary for achieving the minimum objective of 65% of such dealerships achieving the requisite CSI performance; a bonus of 20% of annual base salary for achieving the target objective of 70% of such dealerships achieving the requisite CSI performance; and a maximum bonus of 30% of annual base salary for achieving the maximum objective of 75% of such dealerships achieving the requisite CSI performance. For performance achieved that fell between two defined objectives, the Compensation Committee determined that the bonus payable would equal a pro rata amount of the bonus level between the two applicable defined objectives. For performance achieved above the maximum objective, the bonus payable for the CSI component would be capped out at 30% of annual base salary. In establishing these bonus award amounts and performance goals, the Compensation Committee expressly reserved the right to reduce bonus awards in the event that the Compensation Committee determined that subjective or other factors warranted a reduction. In establishing the potential bonus awards for each executive officer, the Compensation Committee chose to more heavily weight the EPS component to more closely tie the executive’s bonus to the profitability the stockholders receive. Consistent with the terms of the Incentive Plan in effect at such time, the Compensation Committee also capped the aggregate cash bonus payable to any executive officer at a $3 million maximum amount. On February 28, 2008, prior to Mr. David B. Smith’s promotion to executive officer, the Compensation Committee also established a performance-based cash bonus plan for 2008 for Mr. David Smith on terms identical to those of the other executive officers described above.

On February 10, 2009, based on management’s report regarding Sonic’s performance against the performance-based goals, the Compensation Committee certified that the objective, performance-based criteria for the CSI component had been met at the maximum level because 83.4% of the applicable dealerships had met or exceeded the requisite CSI performance. Based on management’s report, the Compensation Committee also determined that while the amount of defined EPS was still being finalized, it was clear that defined EPS would fall below the minimum level for the defined EPS component of $1.79, and certified as such. This resulted in bonuses for each criterion as follows: 30% of annual base salary for the CSI component and 0% of annual base salary for the defined EPS component. As a result, the Compensation Committee authorized award amounts for each of the executive officers for the specified levels of achievement within those performance categories in the following amounts: $330,000 for Bruton Smith; $285,000 for Scott Smith, $210,000 for David Cosper and $120,000 for David Smith. The Compensation Committee approved payment of these award amounts in February 2009.

Form 10-Q for the quarterly period ended September 30, 2008

Note 5. Goodwill and Intangible Assets, page 7

7.	We note your response to comment 13 in our letter dated December 29, 2008. Please be advised that paragraph 23 of SFAS no. 142 indicates the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. It goes on to state that quoted market prices in active markets are the best evidence of fair value and should be used for the basis of measurement, if available. We understand that Statement no. 142 allows for adjustments to market capitalization for synergies and control premiums. You indicate in your response that your market capitalization as of September 30, 2008 was $870 million. After adjusting the market capitalization for your control premium and the market discount related to your liquidity concerns it would appear your adjusted market capitalization was approximately $1.5 billion, which was less than the enterprise value per the consolidated balance sheet of $1.7 billion as of September 30, 2008. Please explain why this discrepancy would not have necessitated the second step of the goodwill impairment test as of September 30, 2008.

As discussed in further detail in our response to comments number one and two above, we did not use the market capitalization reconciliation as a stand-alone test of fair value but rather as a reasonableness test to validate the DCF approach. The results of our DCF model are then compared to our book value to determine if an indicator of impairment exists. The quantification of the control premium/cost synergies and non-public information included in our response letter dated February 2, 2009 which you note above were preliminary results from our December 31, 2008 annual test and not our third quarter interim test.

Since the numbers we provided in our earlier response were from our year-end impairment test you cannot use these numbers to draw specific conclusions as of September 30, 2008.

As indicated in our response letter dated February 2, 2009, our consideration of a control premium focuses on the cost savings that could result from the elimination of the majority of our corporate and regional infrastructure. We did not include in our consideration of the control premium other factors which also typically result from gaining control of an entity and are typically part of a control premium consideration such as revenue enhancements, purchasing discounts as a result of even greater scale, systems integrations (i.e., ecommerce systems, customer relations management systems, etc.), further cost savings through dealership office consolidation, etc. We chose not to include these items which would serve to further increase the market capitalization since we were not using market capitalization as the sole indicator of fair value but rather to get a sense that the results of our DCF model were generally reasonable.

As discussed in our response to comment number one above, upon completing our DCF valuation at both interim and year-end dates, we compared those results to our market capitalization and considered the factors which may be contributing to a lower than expected market capitalization although we did not specifically quantify those factors in our interim impairment test. This was a qualitative analysis in our interim 2008 test. Because the decline in our market capitalization at September 30, 2008 was relatively recent and was not as severe as the further decline in our market capitalization over the fourth quarter, we concluded, through this qualitative analysis, that the estimate of fair value we calculated using the DCF approach was reasonable.

Based on comments from the Staff and others over the course of the fourth quarter 2008 regarding the approach to evaluating goodwill impairment, we expanded our qualitative analysis to quantify those factors during our annual impairment test performed at December 31, 2008. We provided those preliminary year-end numbers in our February 2, 2009 letter to give a general sense of what the quantification looked like in our year-end impairment test. As you will note in the table provided in our response to comment one which summarizes the results of our DCF valuation and market capitalization reconciliation for our year-end 2008 test, the results of both our DCF model and our market capitalization reconciliation declined as a result of further declines in our business and the general economic operating environments and a further decline in our market capitalization over the course of the fourth quarter 2008.

Form 8-K dated February 11, 2009

8.	We further read your Form 8-K filed on February 11, 2009 which indicated you suspended the Company’s quarterly dividend and retained a financial advisor to assist the Company in evaluating alternatives to enhance liquidity and to address the Company’s 2009 and 2010 debt maturities. It would appear a discounted cash flow model approach could become difficult to implement now given these developments. Please tell us what consideration you gave to a market capitalization approach to determine your enterprise fair value.

We believe a DCF model is still the most reliable valuation methodology for Sonic because our value is derived from the ability of our dealerships to generate cash flow through sales activities over time. Nevertheless, we also utilized a market capitalization methodology in our impairment testing process as of September 30, 2008 and December 31, 2008 to confirm that the results of our DCF model were an accurate measure of fair value. As more fully discussed in our responses to comments number one and two above we compared the results of our DCF model to our market capitalization as a means of verifying the reasonableness of our DCF model.

Our hiring of a financial advisor was not to assist us in improving the ongoing cash flows of our dealerships but rather to evaluate alternatives to address our upcoming debt maturities and the right of holders of our 4.25% convertible senior subordinated notes to require us to repurchase those notes in 2010 during a time when the credit markets remain effectively closed. The steps we are taking to enhance our overall cash flows such as suspending our dividend, reducing share repurchases, reducing capital expenditures, reducing costs, etc. are easily identifiable, relatively easy to implement and relatively easy to quantify for purposes of a DCF model.

Adjustments in our market capitalization as of the dates for which each test was performed were required to accurately compute the value of Sonic’s business for the reasons disclosed in comment number one above. Calculating the fair value of an enterprise is, by its very nature, a process which requires the exercise of judgment and the use of estimates. We believe that simply relying on quoted market prices for securities which may be widely disbursed among a large group of investors may not consider all the factors that drive the overall value of an entity. We also believe this is consistent with paragraph 23 of SFAS No. 142. We believe it is prudent to consider a number of data points when attempting to quantify something that, by its nature, is subjective. We have attempted to do that in both our interim and our annual impairment tests through the use of a DCF model (which, some would argue, forms the basis for the market’s perception of value) which is then compared to our market capitalization.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Greg Young, the Company’s Vice President of Finance, with any questions at 704-566-2489.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper

David P. Cosper

Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss

Greg D. Young

Thomas H. O’Donnell, Jr.